FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: November 23rd, 2004

Commission File Number 001-31528

IAMGold Corporation

(Translation of registrant’s name into English)

220 Bay Street, 5th Floor
Toronto, Ontario  M5J 2W4, Canada
Tel: (416) 360-4710

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                    No                                ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION

Date: November 23rd, 2004	/s/ Larry E. Phillips
Larry E. Phillips
Vice-President, Corporate Affairs & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description
99.1	Technical Report on the Tarkwa Gold Mine, Ghana, dated July 1, 2004 (the “Tarkwa Report”)
99.2	Technical Report on the Damang Gold Mine, Ghana, dated July 1, 2004 (the “Damang Report”)
99.3	Technical Report on the St. Ives Gold Mine, Western Australia, dated July 1, 2004 (the “St. Ives Report”)
99.4	Technical Report on the Agnew Gold Mine, Western Australia, dated July 1, 2004 (the “Agnew Report”)
99.5	Technical Report on the Konttijarvi, Ahmavaara and SK deposits, Finland, dated October, 2004 (the “Finland Report”)
99.6	Technical Report on the Cerro Corona Project, Department of Cajamarca, Peru, dated October 7, 2004 (the “Cerro Corona Report”)
99.7	Consent dated November 4, 2004 of Rick Skelton (in connection with the Tarkwa Report)
99.8	Consent dated November 4, 2004 of Rick Skelton (in connection with the Damang Report)
99.9	Consent dated November 4, 2004 of Michael Warren (in connection with the St. Ives Report)
99.10	Consent dated November 4, 2004 of Michael Warren (in connection with the Agnew Report)
99.11	Consent dated November 4, 2004 of Justin Osborne (in connection with the Finland Report)
99.12	Consent dated November 4, 2004 of Ian Glacken (in connection with the Finland Report)
99.13	Consent dated November 4, 2004 of Bruce Davis (in connection with the Cerro Corona Report)
99.14	Consent dated November 4, 2004 of Nathan H. Brewer (in connection with the Cerro Corona Report)
99.15	Consent dated November 4, 2004 of John Duke (in connection with the Cerro Corona Report)